

February 19, 2014

Via E-mail
Oleksandr Bezuhlyi
President, Chief Executive Officer, Secretary
Ketdarina Corp.
2360 Corporate Circle Ste 400
Henderson, Nevada 89074

>   **Re: Ketdarina Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 11, 2014**
>   **File No. 333-192874**

Dear Mr. Bezuhlyi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to include updated interim financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X. In addition, please include a currently dated and signed consent from your independent accountants with your next amendment.

2. We note your changes to the list of selling shareholders in response to comment 1 of our letter dated February 6, 2014. The scope of the comment was not limited to Mr. Chornyy but included "all other selling shareholders that may be affiliates." We reissue this comment in part. Please identify all selling shareholders that qualify as affiliates, as defined in Rule 405 of the Securities Act, or confirm that none of the selling shareholders are affiliates.

3. We note several inconsistencies regarding the status of your operations. In some places, you state that you have not generated any revenues from operations. In other places, you

state that you have generated $500 in revenues. Please revise your filing throughout to remove conflicting statements.

4. We reissue comment 5 of our letter dated February 6, 2014 in part. Please ensure that your prospectus consistently references your intended business. In this regard, you refer to your need to attract "enough international students who will use your services" on page 5. Please revise or advise.

U.S. Investors may experience difficulties in attempting to effect service . . ., page 7

5. We reissue comment 7 of our letter dated January 14, 2014. We understand that your business offices and employees are not located in the United States. However, we also note that you are a Nevada corporation. Please elaborate on this risk factor to state where you will be conducting operations.

Market for Common Equity and Related Stockholder Matters, page 21

Rule 144 Shares, page 21

6. We note the additional disclosure related to your shell company status on page 22. However, the new disclosure now creates an inconsistency within this section. You first state that shares are available for resale under Rule 144 and, a few paragraphs later, you then state that no shares are available for resale under Rule 144. Additionally, we note that the stated amount of shares, 2,140,000, requires updating to reflect the removal of Mr. Chornyy from the list of selling shareholders. Please revise this section and the amount to remove conflicting statements.

Certain Relationships and Related Transactions, page 30

7. We note from earlier statements in your filing that Mr. Bezuhlyi left Andriy Chornyy FOP in January 2014. Please update this section accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: John T. Root